October 28, 2011

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:              Kathryn McHale

Senior Attorney

Re:          BankUnited, Inc.

Registration Statement on Form S-4 (File No. 333-175530) filed July 13, 2011

Dear Ms. McHale:

On behalf of BankUnited, Inc. (“BankUnited”), we hereby submit the responses of BankUnited to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Staff dated August 9, 2011 with respect to the above-referenced filing.

This letter and BankUnited’s Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-175530) are being filed with the Commission electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with a courtesy copy of the Amendment marked to indicate changes from the version filed on July 13, 2011.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of BankUnited. All references to page numbers in these responses are to the pages in the marked version of the Amendment.

Cover page

1.              Please include the title and aggregate amount of securities offered in accordance with Item 501(b)(2) of Regulation S-K.

Response:

We note that the number of shares of BankUnited common stock that will be issued to the shareholders of Herald in the merger will depend on the number of shares of common stock and preferred stock of Herald outstanding and the closing price of BankUnited’s common stock on the New York Stock Exchange at the time the merger is completed.  Therefore, we cannot give an exact number of securities offered at this time.  We believe that this is typical for similar proxy statement/prospectuses.  The cover page to the prospectus has been revised to address the Staff’s comment taking into account these circumstances.

Summary, page 1

General

2.              We note your statement that the final number of BankUnited shares to be issued in the merger will differ depending on the average closing price of BankUnited common stock during the measuring period, but that the total cash consideration will always remain fixed at $22,860,611.10. Revise your filing here, and elsewhere in your proxy where the consideration to be paid to Herald’s shareholder is discussed, to disclose the estimated aggregate market value of the transaction (as opposed to disclosing only that the shareholders will receive $22,860,611.10 and a certain number of shares of common stock based upon the average closing price). Refer to Item 14(b)(1) and (4) of Schedule 14A.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 1-3 of the Amendment to disclose the aggregate market value of the transaction based on varying average closing prices of BankUnited common stock during the measuring period.

3.              We note that BankUnited will offer amended and restated employment agreements to each of Messrs. Nielsen, Carleton, and Perri, to be effective upon the effectiveness of the merger. Revise your disclosure in the Summary, and elsewhere where the employment agreements are discussed, to concisely disclose in more quantified terms, all material terms of the employment agreements, including job duties, transaction and retention bonuses, and any other compensatory benefits to be received by your directors and/or officers in connection with the merger (e.g., option grants). Refer to Item 14(b)(4) of Schedule 14A and Item 1004 of Regulation M-A.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 63-64 of the Amendment.

4.              Please discuss whether you sought an independent third party’s assistance in establishing the compensation adjustments for Messrs. Nielsen, Carleton, and Perri.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 64 of the Amendment.

5.              Please confirm that you have disclosed all interests of your directors, executive officers and principal shareholders that, as a result of this transaction, will differ from the rest of the Herald shareholders. For example, we note that the representatives of two preferred shareholders, who are also members of Herald’s board of directors, will receive $2.3 million in cash in exchange for the release of the stock purchase discount rights, other rights and the execution of agreements to vote their shares of Herald in favor of the merger.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 6 and 37 of the Amendment.

6.              Please identify the directors that represent the two preferred shareholders that will receive the $2.3 million in cash.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 6 and 37 of the Amendment.

If You Are a Herald Shareholder …, page 3

7.              With a view towards revised disclosure here, and elsewhere as appropriate, please tell us whether there are any arrangements, aside from the merger agreement, that provide for the pro rata issuance of cash and/or stock of BankUnited that may impair Herald shareholders’ ability to receive the specific amount of cash and/or stock they request. We note your statement that elections made with respect to Herald preferred stock will be given priority such that those elections will determine the amounts of cash and stock available as merger consideration for Herald common shareholders. To the extent BankUnited believes it is likely that a certain percentage of Herald’s shareholders will not have their elections fulfilled as requested, this should be discussed.

Response:

There are no arrangements, aside from the merger agreement, that provide for the pro rata issuance of cash and/or stock of BankUnited that may impair Herald’s shareholders’

ability to receive the specific amount of cash and/or stock requested.  The amount of cash and stock available to each Herald shareholder will depend on the elections made by Herald’s other shareholders.  BankUnited and Herald will not know what those elections will be until the last day on which elections may be made, which is the day prior to the date of the special meeting for Herald’s shareholders to vote on the proposed merger, and therefore will not be in a position to predict whether any shareholder will not have their elections fulfilled as requested.

Appraisal Rights, page 7

8.              You state that “holders of Herald common and preferred stock may have the right to obtain an appraisal of the value of their shares of Herald common and preferred stock in connection with the merger.” On page 58, you state “[u]nder the National Bank Act, Herald shareholders have the right to dissent from the merger and to receive … payment in cash for the value of their shares of Herald common and preferred stock.” Please revise your description of the dissenters’ and appraisal rights of Herald shareholders on page 7 to better reflect the rights of Herald shareholders as described on page 58. Please also revise the subheading on page 7 to clarify that the Herald shareholders have dissenters’ and appraisal rights as opposed to just appraisal rights.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 7 of the Amendment.

The Merger (Proposal 1), page 39

General

9.              We note your statement that “[t]he discussion is subject, and qualified in its entirety by reference, to the merger agreement included as Annex A to this document.” The information you provide in the proxy statement must be materially complete and your statement suggests that your disclosure may not be materially complete. Please revise or represent to the staff that all material information is provided in your proxy materials. This comment also applies to the disclaimer in the first paragraph of page 66.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 36 and 69 of the Amendment.

Terms of the Merger, page 39

10.       Revise to disclose all material terms of the merger agreement. This should include a description of the election priority of the Herald preferred stock over the common. Describe, in materially complete terms, the provisions of the agreement which provide for the payment of options, bonuses and severance to Herald officers, directors and employees. In the section that describes the negotiation of the transaction terms, specifically describe the process through which these benefits became part of the agreement between Herald and BankUnited.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 36, 37, 40, 63 and 64 of the Amendment.

Background of the Merger, page 39

General

11.       Please identify the person or persons who approached Herald on behalf of BankUnited. Describe the events that transpired in these interactions. See Instruction to paragraph (b) and (c) of Item 1005 of Regulation M-A. Expand your disclosure to describe the substance and extent of all material discussions regarding the possible acquisition and the persons who participated in each discussion.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 39 of the Amendment.

12.       Revise your disclosure throughout this section to describe material proposals and counter-proposals among Herald, BankUnited and Bank B so that the description provides insight into the negotiation of significant transaction terms that affected the structure of the transaction and the consideration to be paid. In addition, please tell us whether the transaction terms were amended or revised, at any point, to add the amended and restated employment agreements for each of Messrs. Nielsen, Carleton, and Perri.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 39-41 of the Amendment.

13.       We note that Sandler O’Neill had numerous discussions with representatives of BankUnited regarding, among other things, its ability to offer price protections to Herald shareholders. We also note that BankUnited decided it would not offer pricing protections. Please tell us what consideration you gave to including a risk factor addressing this and whether you believe the lack of pricing protection should be discussed in the Summary.

Response:

Included on page 2 of the Summary is a table that illustrates how fluctuations in BankUnited’s stock price will affect the amount of the consideration to be received by

Herald shareholders in the merger.  A risk factor addressing the fluctuation of the value of the merger consideration to be received by Herald shareholders is included on page 16.

The Merger Proposal

Opinion of Herald’s Financial Advisor, page 47

General

14.       We note your statement that “[t]he description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion.” Please ensure that this section provides a materially complete description of the fairness opinion and contains all the information Item 1015(b)(6) of Regulation M-A requires. The summary of the procedures followed, assumptions made and limitations on the scope of the review in the body of the proxy statement should be materially complete without reference to the text of the opinion. Provide a summary of the instructions given to the advisor by the board of directors regarding the preparation of its report. Please revise the disclaimer that the text in this section is “qualified in its entirety” by reference to the text of the opinion.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 46 of the Amendment. Sandler O’Neill has confirmed that this section provides a materially complete description of the fairness opinion and contains all of the information required by Item 1015(b)(6) of Regulation M-A.

15.       Please provide us with copies of any materials prepared by Sandler O’Neill in connection with its fairness opinion, including draft opinions, reports or appraisals provided to the board of directors and any summaries of presentations made to the board of directors.

Response:

The Staff is being provided supplementally with the Sandler O’Neill presentation to the Herald Board of Directors, dated June 1, 2011.  Herald has confirmed that there were no draft opinions, reports, appraisals or summaries provided to the Board of Directors.

16.       We note that Sandler O’Neill’s opinion was delivered over two months ago. Please disclose whether there have been, or you anticipate there will be, any material changes to Herald’s or BankUnited’s operations or performance that would affect the projections or assumptions upon which Sandler O’Neill based its opinion.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 47 of the Amendment.

17.       On page 51 (Herald — Comparable Company Analysis) and page 52 (BankUnited, Inc. — Comparable Company Analysis), include a brief and concise summary for the comparable company analysis explaining why the companies were selected and why they are comparable to Herald and BankUnited, vary from Herald and BankUnited, or are useful to Herald and its shareholders in evaluating this transaction.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 50 of the Amendment.

Miscellaneous, page 57

18.       Please describe any material relationship between Herald and Sandler O’Neill and quantify any and all consideration paid to Sandler O’Neill in the preceding two years. See Item 1015(b)(4). Please also disclose the length of time that Sandler O’Neill has served as a financial advisor to Herald.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on page 59 of the Amendment.  The timing of Sandler O’Neill’s engagement by Herald is described on page 38 of the Amendment.

19.       Additionally, revise your proxy to disclose who recommended the consideration (i.e., Sandler O’Neill or Herald) and the aggregate fee currently estimated to be paid to Sandler O’Neill in connection with the merger. Refer to Item 14(b)(6) of Schedule 14A and Item 1015 of Regulation M-A.

Response:

Pursuant to the Staff’s comment, we have revised the disclosure on pages 48 and 59 of the Amendment.

Interests of Herald’s Directors and Executive Officers in the Merger, page 61

Change in Control Payments, page 64

20.       We note the following unvested Herald stock options granted February 17, 2011: for Mr. Nielsen, 327,174 unvested Herald stock options; for Mr. Carleton, 205,435 unvested Herald stock options; for Mr. Perri, 105,000 unvested Herald stock options. We also note that during February 2011, the Herald board of directors established a Strategic Planning Committee to explore the possibility of merging with another company or other strategic transaction. With a view towards disclosure, please tell us why the unvested Herald stock options were granted in February 17, 2011 to Messrs. Nielsen, Carleton and Mr. Perri.

Response:

Herald has advised us that the stock option grants on February 17, 2011 to Messrs. Nielsen and Carleton were in lieu of 2009 and 2010 salary and bonus payments contractually owed to each of Messrs. Nielsen and Carleton that these individuals voluntarily deferred in 2009 and 2010 as Herald went through restructuring and downsizing efforts to become more profitable.  Separately, Herald’s Compensation Committee awarded Mr. Perri options to purchase 105,000 shares of Herald common stock in November 2010 as part of a retention package.  The Herald Board of Directors ratified this retention package, including the stock option grant, on February 17, 2011.  The Staff is advised that the grant of these options to Messrs. Nielsen, Carleton and Perri were unrelated to any potential merger, as discussions to restore the voluntarily-deferred compensation to Mr. Nielsen and Carleton and a retention package to Mr. Perri were initiated in the fourth quarter of 2010 when Herald reported net income for the second consecutive quarter.

Herald’s Legal Proceedings, page 269

21.       We note that Herald entered into a formal written agreement with the OCC, that Herald has initiated the corrective measures called for in the agreement, including the appointment of a Compliance Committee to oversee Herald’s compliance with the agreement, and submitted quarterly progress reports to the OCC. Please confirm that you have disclosed any and all material effects on operations or your financial condition as a result of the agreement.

Response:

Herald has confirmed that it has disclosed all material effects on its operations and financial condition as a result of its formal written agreement with the OCC.

Exhibits and Financial Statement Schedules, page II-2

22.       It appears that the voting agreements detailed on page 63 are material contracts. Please file them with your next amendment or advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

Pursuant to the Staff’s comment, we have included all Voting Agreements as exhibits 10.16-10.27.

23.       We are unable to locate disclosure that specifically incorporates previously filed exhibits into this S-4. Exhibits required to be filed by Form S-4 and Item 601 of Regulation S-K must be either filed with the Form S-4 or specifically incorporated by reference. Although you have listed your exhibits and identified where they can be found, you have not incorporated them by reference into your Form S-4. Your language under Item 21 is unclear. Please revise your disclosure accordingly.

Response:

Pursuant to the Staff’s comment, we have revised the exhibit index on pages II-2 through II-6.

Please do not hesitate to contact me (telephone no. (212) 735-2642) or Andrew Alin (telephone no. (212) 735-3992) should you require further information or have any questions.

Sincerely,

William S. Rubenstein